Form G-FIN



09055328

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires April 30, 2010

$\it{11-00579}$

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# Notice of Government Securities Broker or Government Securities Dealer Activities
## To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
## of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

  A. ☒ Comptroller of the Currency
  B. ☐ Board of Governors of the Federal Reserve System
  C. ☐ Federal Deposit Insurance Corporation
  D. ☐ Office of Thrift Supervision
  E. ☐ Securities and Exchange Commission

2. Conducts business as:

  A. ☐ Government Securities Broker
  B. ☐ Government Securities Dealer
  C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

  A. ☐ Notice
  B. ☒ Amendment

SECURITIES AND EXCHANGE COMMISSION
**RECEIVED**
FEB 1 8 2009
BRANCH OF REGISTRATIONS
AND
02 ~~EXAMINATIONS~~

4. A. Full name of the financial institution:

_CenterState Bank of Florida_

  B. Address of principal office of financial institution:

_1101 First Street South, Winter Haven, FL 33880_

  C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

_3800 Colonnade Parkway, Suite 210, Birmingham, AL 35243_

  D. Mailing address if different from (B) or (C):

  E. Name, title and telephone number of contact person with respect to this notice:

_W. Scott Clemmons_      _205-968-2931_
Name      Title      Telephone

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?    A. ☐ Yes    B. ☒ No

(If yes, provide addresses and describe activities.)

**PROCESSED**
FEB 1 9 2009
**THOMSON REUTERS**

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

*(Supervising Principal)*

| Clemmons | William | Scott | SVP/ Head Fixed Income Trader |
|---|---|---|---|
| Last | First | Middle | Title |
| Last | First | Middle | Title |
| Last | First | Middle | Title |
| Last | First | Middle | Title |
| Last | First | Middle | Title |

**Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes        B. ☒ No

**Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

| William | Scott | Clemmons | SVP/ Head Fixed Income Trader |
|---|---|---|---|
| First | Middle | Last | Title |

Manual Signature                2/2/09    Date

**END**